TransAlta announces close of sale on Mexican business

CALGARY, Alberta (Oct. 8, 2008) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced the successful completion of the sale of its Mexican business to InterGen, for a sale price of USD$303.5 million. The sale is accretive to earnings.

“We’re pleased to have closed this transaction,” said Steve Snyder, President and CEO, TransAlta Corporation.  “We have had excellent cooperation from InterGen to ensure a smooth transition for our customers and the employees who will be transferring with the business.  The completion of this transaction is consistent with TransAlta’s business strategy to focus on core markets in the western U.S. and Canada and to ensure all our assets are achieving their financial targets.”

The sale included a 252 megawatt (MW) gas/diesel combined cycle gas plant in Campeche, a 259 MW combined cycle gas plant in Chihuahua and all associated commercial arrangements.  InterGen will retain all of TransAlta Mexico S.A. de C.V.’s assets, ensuring continued delivery of power under long-term contract to the Comisión Federal de Electricidad (CFE).

It is TransAlta's present intention to use up to CDN$200 million of the sale proceeds for share buyback under its normal course issuer bid which expires on May 5, 2009.  The balance of the sale proceeds will be utilized both within the business and to fund TransAlta’s renewable growth program.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

InterGen is a global power generation firm with nine power plants representing an equity share of 5,235 MW of production capacity. InterGen plants and development projects are located in the UK, the Netherlands, Mexico, the Philippines and Australia.  Additionally, InterGen’s 428 MW Rijnmond II project, located in the Netherlands, is currently under construction.  InterGen is jointly owned by the Ontario Teachers' Pension Plan and GMR Infrastructure Limited.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Email:  michael_lawrence@transalta.com

Phone : (403) 267-7622

E-mail:  investor_relations@transalta.com

Investor inquiries:

Jess Nieukerk

Manager, Investor Relations

Phone:  1-800-387-3598 in Canada and U.S.

Phone:  (403) 267-3607

E-mail:  jess_nieukerk@transalta.com